Exhibit 6.4

SERVICES AGREEMENT

This Services Agreement (the “Agreement”), dated as of July 23, 2018 (the “Effective Date”), is by and between Sugarfina, Inc. (“SGR”), a Delaware corporation with offices located at 1700 East Walnut Avenue, El Segundo, California 90245, on the one hand, and each of the following on the other hand (collectively, “JDG”): Loginam, LLC, d/b/a JD Group, a California limited liability company with offices located at 1586 Lancaster Point Way, San Diego, California 92154; Total Logistics S. de R.L. C.V., a Mexican company with offices located at Chilpancingo 91-4, CD Industrial Otay, Tijuana, Baja California, Mexico CP 22444; Logistica Integral de America, S. de R.L. C.V., a Mexican company with offices located at Calle Laguna de San Ignacio 4930, Lago Sur, Tijuana, B.C. 22217; Loginam, S. de R.L. de C.V., a Mexican company with offices located at Calle Laguna de San Ignacio 4930, Lago Sur, Tijuana, B.C. 22217; and Digixcan Paperless Solutions, S. de R.L. de C.V., a Mexican company with offices located at Calle Laguna de San Ignacio 4930, Lago Sur, Tijuana, B.C. 22217. In addition, with respect only to the guarantee referenced in 3.9 (Performance Guaranty), below, this Agreement is by and between SGR and each of the Guarantors set forth below. SGR and JDG are collectively referred to herein as the “Parties.” Capitalized terms used herein shall have the meaning assigned to them in the Definitions Schedule appended hereto, which is incorporated herein by reference.

WHEREAS, JDG operates a business providing warehousing, production, assembly, packaging, distribution and related services;

WHEREAS, SGR owns and operates a specialty retail and wholesale business in the United States and internationally;

WHEREAS, SGR desires to engage JDG to provide services as more fully set forth herein;

NOW, THEREFORE, in light of the foregoing and in recognition and acknowledgement of consideration exchanged or to be exchanged between the Parties the sufficiency of which is hereby acknowledged, the Parties agree, represent, warrant, and covenant as follows:

Section 1.                Engagement. SGR hereby engages JDG to perform the Services set forth on the Scope of Work attached hereto as Attachment 1. The Parties may also agree in the future to additional Scopes of Work, anticipating additional Services; such additional Scopes of Work must be signed by both Parties in advance, and upon execution the additional Scopes of Work shall be deemed incorporated herein by reference and subject to the terms hereof.

Section 2.                Facility and Launch. The Services shall be performed exclusively at the Facility using, among other things, a Clean Room.

2.1.            Phase 1 Commencement. JDG shall commence the Services upon written certification by JDG of the following (the date of such certification, the “Phase 1 Commencement Date”):

2.1.1.      Completion of construction of the First Clean Room;

2.1.2.      Acquisition of and/or access to portable HVAC units or other equipment sufficient to ensure that the temperature in the Facility will not and does not exceed the temperatures that will cause damage or injury to the SGR Property; and

2.1.3.      Registration of the Facility with the U.S. Food and Drug Administration in compliance with U.S. Legal Requirements, including section 415 of the U.S. Federal Food, Drug and Cosmetic Act; and

2.1.4.      Certification as contemplated under Section 9.2.2.

2.1.5.      Certification as contemplated under Section 9.2.3.

2.2.            Phase 2 Commencement. Promptly following the Phase 1 Commencement Date, JDG shall commence work on the Build-Out. The Build-Out shall be completed according to the timeline attached hereto as Attachment 2 (the “Build-Out Schedule”). Upon completion of the Build-Out (the “Phase 2 Commencement Date”), the Services shall be completed using the Second Clean Room.

Section 3.                Term and Termination.

3.1.            Term. The term (the “Term”) of this Agreement shall commence on the Effective Date and continue for a period of thirty-six (36) months, unless earlier terminated according to the terms below. Upon conclusion of such thirty-six month Term, SGR may upon written notice to JDG elect to extend the Term for an additional twelve (12) months. Upon expiration of the foregoing periods, the Term shall renew automatically and without further action by either Party for successive sixty (60) day periods unless either Party provides written notice to the other Party of its election not to renew at least thirty (30) days prior to such renewal period. Notwithstanding anything to the contrary in a Scope of Work, the term for all Scopes of Work shall expire and terminate upon conclusion of the Term.

3.2.            Mutual Termination. Either Party may immediately terminate this Agreement and/or any Scope of Work in the following events:

3.2.1.      the other Party breaches a material term, obligation, covenant, representation, or warranty provided hereunder or in a Scope of Work and fails to cure such breach within thirty (30) days after notice from the non-breaching Party; provided, however, that if such breach is of a nature that cannot reasonably be expected to be cured, the thirty-day period shall be inapplicable and the non-breaching Party may terminate immediately; or

3.2.2.      upon written notice by the terminating Party of an occurrence of a Force Majeure.

3.3.            Termination by SGR. SGR may immediately terminate this Agreement and/or any Scope of Work upon written notice of any of the following events:

3.3.1.      SGR determines, in its reasonable discretion, that JDG has become insolvent, is likely to become insolvent in the next six (6) month period, is unable to pay its debts as they become due, or its credit risk has materially degraded since the Effective Date; or

3.3.2.      SGR determines, in its reasonable discretion, that JDG has breached Section 13.10 (Accuracy of Financial Information); or

3.3.3.      Sale, transfer, assignment, or loss of control by JDG of, the Facility or material operations performed therein (including, but not limited to, expiration or termination of the Lease); or

3.3.4.      As set forth in Section 7 (Status Loss Event); or

3.3.5.      Breach by JDG of Section 13.8 (Liens and Security Interests); or

3.3.6.      In the event the Phase 1 Commencement Date does not occur according to the terms hereof by October 15, 2018; provided, however, that the foregoing shall not apply to the extent the delay is caused by SGR.

3.3.7.      In the event the Build-Out is materially delayed as compared with the Build-Out Schedule and/or the Phase 2 Commencement Date does not occur by June 30, 2019; provided, however, that the foregoing shall not apply to the extent the delay is caused by SGR.

3.3.8.      In the event the Services fall below one or more of the “Critical Minimum Service Levels” set forth in the SLA (as defined in the Scope of Work) for three (3) consecutive months.

3.3.9.      As otherwise contemplated under a Scope of Work.

3.4.            Automatic Termination. This Services Agreement shall immediately terminate without notice and without either Party’s right or ability to cure, in the event of either of the following:

3.4.1.      (a) either Party or any Guarantor files a petition or otherwise seeks relief under any bankruptcy, insolvency or reorganization statute or proceeding anywhere in the world, including but not limited to under Title 11 of the United States Code (a “Bankruptcy Proceeding”), (b) either Party or any Guarantor becomes the subject of a Bankruptcy Proceeding; (c) either Party or any Guarantor makes an assignment for the benefit of its creditors or begins negotiations to initiate an assignment for the benefit of creditors, (d) a custodian, receiver, or trustee is appointed for a Party or Guarantor or a substantial portion of a Party’s or Guarantor’s business or assets, or (e) either Party or a Guarantor admits in writing its inability to pay its debts as they become due.

3.4.2.      Any of the Guarantees become unenforceable, lapse, or invalid for any reason whatsoever, whether by operation of law or otherwise.

3.5.            Effect of Termination or Term Expiration. The following Sections of this Agreement shall survive termination, in addition to those Sections that by their nature should reasonably be expected to survive termination: Section 3.6, Section 3.8 Section 7, Section 8.1, Section 8.3 Section 10, Section 14, Section 15, Section 16, Section 19, and Section 20. Upon conclusion or expiration of the Term (whether due to cause or otherwise), each Party shall promptly and immediately pay to the other Party any amounts owed with respect to this Services Agreement or a Scope of Work for Services rendered or payment obligations arising prior to the termination date. With the exception of amounts owed on account of Transition Obligations (as defined below) and Services rendered prior to expiration of the Term, all payment obligations owed by SGR hereunder shall automatically terminate and conclude upon expiration of the Term and any Transition Period.

3.6.            Transition. Upon expiration of the Term (whether due to cause or otherwise) and for the duration of the Transition Period, JDG shall cooperate with and otherwise ensure the transfer of SGR Property to SGR or its designee(s) at a location to be designated by SGR, in order to minimize impact, delay, or cost to SGR’s operations and/or supply chain; such steps (collectively, the “Transition Obligations”) shall include, but not be limited to, the following:

3.6.1.      As requested and directed by SGR, providing the Services for the duration of the Transition Period;

3.6.2.      As requested and directed by SGR, providing SGR with access to updated and current records maintain by JDG in the ordinary course relating to or otherwise regarding the SGR Property;

3.6.3.       Providing SGR and its Representatives with access to the SGR Property, wherever located, maintained, or stored, with such access to begin immediately and no later than twenty-four (24) hours following expiration of the Term;

3.6.4.      At SGR’s election and designation, either (i) loading and delivering the SGR Product to a location designated by SGR located either within Mexico or California, U.S.A, or (ii) providing SGR and its Representatives with support and services (including labor and equipment) sufficient to prepare and load the SGR Property by expiration of the Transition Period onto trucks to be provided by SGR and for such trucks to successfully leave the Facility and enter the United States.

3.6.5.      JDG shall perform the Transition Obligations without regard to the reason for expiration of the Term. For purposes of this Section, SGR’s determination that the Term has expired or ended shall be conclusive. JDG hereby waives, relinquishes, and forever disclaims any claims or arguments to contest, oppose, or otherwise hinder SGR’s determination that the Term has expired or ended.

3.6.6.      Promptly upon request by SGR, JDG shall provide SGR with a written accounting of all SGR Property that was delivered to SGR as part of the Transition Obligations and any SGR Property that is not accounted for or otherwise missing.

3.7.            Transition Period. The term “Transition Period” shall mean a time to be specified by SGR, in its sole and absolute discretion, up to one hundred and twenty (120) days.

3.8.            Compensation for Transition Obligations. In addition to all undisputed amounts owed hereunder by SGR, SGR shall pay to JDG amounts that would otherwise be due hereunder on account of such Services, if the Term had not ended. In the event JDG terminates the Agreement under Section 3.2.1 due to non-payment of amounts owed by SGR hereunder, JDG’s performance under Section 3.6.1 shall be conditioned upon SGR’s pre-payment of amounts owed on account thereof.

3.9.            Performance Guaranty. Upon the Effective Date, each of the Guarantors shall execute and deliver to SGR a guaranty, in substantially the form of the guaranty attached hereto as Attachment 3, guaranteeing and otherwise agreeing to be responsible for ensuring JDG’s performance of Section 3.6 (Transition) and/or JDG’s obligations to return any and all SGR Property to SGR.

Section 4.                Payment Terms.

4.1.            Payment Terms. Rates and fees owed on account of the Services shall be as set forth in a Scope of Work. Invoices will be issued by JDG on a monthly basis by no later than five (5) days after to the end of the applicable month. All invoices will be in U.S. Dollars. Each invoice will be in substantially the form attached to the Scope of Work and will provide, in reasonable detail, a statement of the Services performed by JDG during the month, together with copies of any supporting invoices and certifications. Subject to Section 4.3, all amounts owed hereunder shall be due within thirty (30) days from the date of delivery to a Party of the applicable invoice, provided, however, that for the first twelve (12) months of the Term, the foregoing period shall be fifteen (15) days.

4.2.            Rate Increases. Rates on account of Services are fixed and are not subject to increase or change during the Term. Out-of-pocket expenses for transportation, brokerage and supplies are subject to periodic adjustment based on market fluctuations.

4.3.            Invoice Disputes. At any time during the Parties’ relationship, either Party may dispute amounts owed and/or paid under an invoice by providing notice of such dispute to the other Party. Any disputed portion of an invoice shall not be paid until such dispute is resolved, either by mutual agreement among the Parties or by mediation or litigation (as described below). If the dispute relates to amounts already paid by one Party to the other, the paying Party may (i) recoup any amounts owed to it through recoupment or setoff against amounts owed under other invoices, or (ii) require that the other Party refund the disputed portion pending resolution of such dispute, which refund shall be made within ten (10) days of such demand.

4.4.            Interest. Any unpaid and past-due amounts will accrue interest at a rate equal to the lesser of 1.5% per month and the maximum rate allowed by applicable Legal Requirements.

4.5.            Payment Method. Payments will be made via ACH, according to instructions to be provided by the receiving Party.

Section 5.                Manner of Performance. JDG shall provide sufficient personnel, equipment and other supplies necessary to perform the Services. JDG shall perform the Services, as set forth in a Scope of Work, in a timely and workmanlike manner and in accordance with applicable laws and generally accepted industry standards, practices and procedures.

Section 6.                [Reserved]

Section 7.                Status Loss Event. JDG shall immediately notify SGR in writing upon knowledge of the occurrence of a Status Loss Event. Upon occurrence of a Status Loss Event, SGR may, but shall not be required to, provide notice to JDG (a “Status Loss Discussion Notice”) detailing anticipated or actual increased costs, expenses, or delay arising from the Status Loss Event (collectively, the “Status Loss Impact”). Within thirty (30) days of the Status Loss Discussion Notice, JDG shall present to SGR a proposal for addressing the Status Loss Impact. The Parties will thereupon work in good faith to negotiate appropriate changes or amendments to this Agreement or a Scope of Work to address the Status Loss Impact in a manner that is acceptable to both Parties (a “Status Loss Amendment”). In the event that the Parties are unsuccessful in negotiating acceptable changes or amendments pursuant to the foregoing, either Party may terminate this Agreement and all Scopes of Work upon written notice to the other Party. JDG shall be responsible and shall reimburse SGR for all out-of-pocket and/or direct costs and expenses incurred or to be incurred by SGR as part of the Status Loss Impact from the Status Loss Discussion Notice until either (i) consummation of a Status Loss Amendment, or (ii) in the absence of a Status Loss Amendment, expiration of the Term and any Transition Period.

Section 8.                SGR Property and Equipment.

8.1.            SGR Property. All legal title to the SGR Property shall be vested in and held by SGR, regardless of location and state of said Property. JDG shall be deemed a bailee for such Property, and shall segregate the SGR Property from any of its property or those of any third party. JDG shall affix the SGR Property with labels sufficient to ensure that a reasonable person can determine it is owned by SGR, and shall not make any representations or statements to third parties regarding any claim to ownership or title over the SGR Property. To the extent applicable, JDG hereby waives and relinquishes any claims or rights that may arise, by operation of law or otherwise, to assert a possessory interest in or lien on the SGR Property by nature of JDG’s possession or control of the SGR Property.

8.2.            Mexican Regulations Regarding Temporary Imports. SGR acknowledges and understands that the Facility is located in Mexico and, as such, the SGR Property may be subject to Mexican laws or regulations regarding temporary imports from another country. SGR will use commercially reasonable efforts to promptly respond to any reasonable information or document requests made by JDG for purposes of complying with such Mexican laws or regulations. As part of the foregoing, SGR will provide JDG with at least thirty (30) days’ notice of any intent to deliver to JDG any new SGR Property that has not previously been delivered, to enable JDG to confirm whether importation into Mexico of such SGR Property will comply with applicable Legal Requirements. JDG will notify SGR in writing of any applicable limitations on the period of time that SGR Property may be located in Mexico in order to qualify for beneficial treatment as temporary imports, and will provide SGR with at least thirty (30) days’ written notice prior to expiration of such period with respect to any particular SGR Property.

8.3.            SGR Equipment. SGR may, from time to time, deliver to JDG equipment, machinery, and supplies to be used in connection with the Services (the “SGR Equipment”). JDG shall not have any title or interest in the SGR Equipment, and shall hold and use such SGR Equipment as a bailee only. Upon delivery of the SGR Equipment to JDG, SGR may also provide JDG with any applicable lease agreements or security agreements governing use and/or possession of the SGR Equipment. JDG shall take all steps reasonably required to maintain the SGR Equipment, including but not limited to those steps required under such lease agreements or security agreements; provided, however, that SGR shall reimburse JDG for the out-of-pocket and reasonable costs of such maintenance, unless the need for maintenance is caused by JDG. JDG shall segregate the SGR Equipment from all other similar equipment, and affix it with labels sufficient to ensure that a reasonable person can determine it is owned by SGR. JDG shall not make any representations or statements to third parties regarding any claim to ownership or title over the SGR Equipment, shall use the SGR Equipment only for purposes of performing the Services, and may not use it to benefit any third party without SGR’s express written consent.

8.4.            SGR Lenders. From time to time, SGR may enter into agreements with lenders and/or other third parties (each a “Secured Lender”) for the extension of credit to SGR on a secured basis (each agreement, a “Secured Agreement”). JDG acknowledges that such extension(s) of credit may require the granting of a security interest, lien, claim, encumbrance and/or other right (each a “Security Interest”) over SGR’s property that is held or maintained with JDG (the “Collateral”) in favor of such Secured Lender(s). During the term of any such Secured Agreement, JDG hereby consents to any Security Interest granted by SGR to a Secured Lender over the Collateral and acknowledges that, to the extent JDG holds possession of the Collateral as a bailee, it holds (and will continue to hold) the Collateral for the benefit of such Secured Lender and to perfect such Secured Lender’s security interest therein. JDG further agrees and acknowledges that it shall subordinate to the interests of such Secured Lender any Security Interest that JDG may have over the Collateral and that any such Security Interest granted to such Secured Lender(s) by SGR shall be senior to and shall otherwise supersede any Security Interest provided to JDG hereunder or under applicable law. For the avoidance of doubt, however, nothing in this Section shall imply, infer, or suggest, that JDG has or will have a lien, claim, or encumbrance affecting the SGR Property; to the contrary, the Parties intent as set forth in Section 13.8, is that no such liens, claims, or encumbrances do or will exist. Promptly upon request by SGR, JDG shall take all steps reasonably necessary to facilitate, support, and otherwise cooperate with the terms and conditions of any lending or financing facility involving SGR, including but not limited to execution and agreement to subordination agreements, landlord or other similar third party consent letters, waivers of security interests or possessory interests or rights, acknowledgements of lender rights, and similar or related agreements, pursuant to which JDG shall agree, among other things, that each Secured Lender may enter the premises where the Collateral is located and assemble and remove the Collateral therefrom upon reasonable prior notice to JDG.

Section 9.                Quality Control, Licensing, Etc.

9.1.            Facility Maintenance. JDG shall maintain the Facility in a clean, safe and orderly condition in accordance with the Legal Requirements applicable to SGR with respect to the manufacture and production of products, and with the best industry standards, practices and procedures for those engaged in the production, distribution, or sale of food and other consumable items in the United States. In addition and without limiting the foregoing, JDG shall maintain that portion of the Facility devoted towards the Services in a manner consistent with standards and procedures that may be required by SGR from time to time, including but not limited to those set forth in the Quality Standards provided at the following link, as it may be updated and amended from time to time by SGR (the “Quality Standards”): https://system.na1.netsuite.com/c.4018749/20180706_Sugarfina Quality Standards.pdf. JDG shall be responsible for its methods of operations, processes and practices, at its sole and absolute cost and expense. JDG shall ensure that all Services and operation of the Facility, whether they are performed by JDG or by JDG’s Representatives, shall satisfy the standards and requirements of, and that JDG and JDG’s Representatives comply with, the terms of this Agreement. SGR shall not have any separate or additional obligation to compensate or reimburse any person or entity other than JDG.

9.2.            Licenses, Permits, Certifications and Regulatory Compliance.

9.2.1.      JDG shall be responsible for obtaining any relevant licenses, permits or other regulatory certificates and/or approvals, as well as complying with any regulatory schemes required by any Authority to perform the Services contemplated by this Agreement.

9.2.2.      On the Phase 1 Commencement Date, JDG shall be certified, and shall thereafter maintain certification during the Term and for any Transition Period, for Kosher production by KOF-K. Thereafter and during the Term, SGR may designate additional Kosher- or Halal-related certifications or licenses for use in connection with the Services; JDG shall use commercially reasonable efforts to obtain such licensure and/or certification within sixty (60) days of such designation. The cost and expense associated with any licensure, certification, and maintenance required hereunder shall be paid exclusively by SGR; provided, however, that in the event JDG acquires new accounts or customers that also require or otherwise benefit from such certifications, JDG shall refund to SGR the cost reimbursements provided hereunder.

9.2.3.      On the Phase 1 Commencement Date and during the Term and for any Transition Period, JDG shall be certified by the Operador Economico Autorizado, such that it will be recognized as compliant with the Customs Trade Partnership Against Terrorism for purposes of Third Party Logistics Providers by U.S. Customs and Border Protection.

9.2.4.      By at least the Phase 2 Commencement Date and during the Term and for any Transition Period, JDG shall obtain and maintain current Food Safety Certifications.

9.2.5.      In addition to the foregoing, JDG shall use commercially reasonable efforts to obtain and maintain other certifications as reasonably requested by SGR from time to time, provided that the reasonable out-of-pocket costs and expenses associated with such efforts shall be reimbursed by SGR.

9.2.6.      JDG shall notify SGR immediately of any changes in its certifications or certification levels (including in the Food Safety Certifications).

9.3.            Quality Control. JDG shall ensure that the SGR Products meet or exceed all of SGR’s specifications and standards provided to JDG from time to time (as determined by SGR), including but not limited to those set forth in the Quality Standards. Without limiting the foregoing, the SGR Products shall be of high quality as to workmanship and appearance. JDG shall properly and safely store all of the SGR Property in compliance with the storage guidelines provided by the applicable manufacturer.

9.4.            Handbooks. SGR may, from time to time, provide to JDG and update Handbooks. JDG will use commercially reasonable efforts to comply with all terms and conditions of the Handbooks, as if such terms and conditions were set forth herein.

Section 10.            Loss and Damage to SGR Property; Investigations and Recalls

10.1.        Shortages. Subject to tolerances set forth in the Scope of Work, JDG shall be liable for SGR Property that is lost, misplaced, harmed, damaged, stolen, missing or tainted while in the custody or control of JDG and/or a JDG Carrier, or due to the acts or omissions of any of its Representatives (collectively, “Shortages”). Notwithstanding the foregoing, however, JDG shall not be responsible for Shortages that existed prior to delivery to the Facility. In the event a concealed Shortage is identified by JDG after SGR Merchandise is received at the Facility, JDG shall immediately notify SGR of the correct inventory count.

10.2.        Payment for Shortages. Promptly upon discovery by JDG of a Shortage or upon demand by SGR in respect of a Shortage, JDG shall remit and pay to SGR an amount equal to the Replacement Value of the Shortages. Such payment(s) shall be without regard to setoff, offset, recoupment, or other defense.

10.3.        Investigations. Upon request by SGR, JDG shall investigate concerns, complaints, or potential risks regarding the Services and/or SGR Product. JDG shall lead such investigation and regularly apprise SGR of the developments. The costs and expenses associated with investigations shall be borne by JDG exclusively.

10.4.        Recalls. JDG shall adopt and maintain procedures as required from time to time by SGR and otherwise as are commercially reasonable and sufficient to receive, investigate, and otherwise address any problems or defects involving the Services and/or SGR Product that could give rise to recall, withdrawal, discontinuance, investigation, reporting, or similar obligations under United States Legal Requirements (such recall, withdrawal, discontinuance, investigation, reporting, or similar obligation, a “Recall Event”). In the event that JDG believes a Recall Event is or may be required or appropriate, JDG shall immediately: (a) inform SGR in writing and respond to all reasonable requests by SGR for information regarding the Recall Event and/or the Products at issue; (b) at the request of SGR and/or as required by United States Legal Requirements, launch an investigation regarding the Recall Event; (c) provide SGR with all reports, notes, and supporting documentation generated as a result of such investigation; and (d) cooperate with any investigation launched by SGR regarding the Recall Event. SGR shall have the option to control such efforts and JDG shall cooperate without reservation.

10.4.1.  In the event that SGR, in its sole judgment, initiates a Recall Event (whether voluntary or involuntary), JDG shall immediately comply with all associated reasonable directions of SGR, its Representatives and any relevant government authority.

10.4.2.  Without SGR’s prior written consent, JDG shall not, and shall ensure that its Representatives do not, conduct any Recall Event or otherwise make statements or reports to any governmental entity or third parties (including press or the general public) regarding such Recall Event.

10.4.3.  SGR shall reimburse JDG for all documented and reasonable out-of-pocket and/or direct costs incurred as a result of a Recall Event, unless the Recall Event is caused by JDG or otherwise arises from performance of the Services.

10.5.        Loss Prevention. JDG shall take all commercially reasonable steps to protect all of the SGR Property and to comply with reasonable suggested loss prevention requirements.

Section 11.            Facility Access. Notwithstanding anything to the contrary herein, during the Term and for any Transition Period, SGR, any of its Representatives, and any of SGR’s lenders or customers who obtain prior written approval from SGR, may enter the Facility during normal working hours at any time for any reason, including to examine, inspect, count, remove, or otherwise control any or all of the SGR Property or to observe the operations within the Facility. Except in the event of an emergency or where impractical, SGR shall use reasonable efforts to notify JDG in advance of such visits.

Section 12.            [Reserved]

Section 13.            Representations, Warranties, and Covenants.

13.1.        Authority. Each Party represents and warrants that it has the full right, power, and authority to enter into this Agreement and that, upon execution, this Agreement shall constitute a legal, valid and binding obligation of such Party. Each Party represents and warrants that its obligations hereunder are not encumbered by any rights granted by such Party to any third parties that are or may be inconsistent with the rights and licenses granted hereunder.

13.2.        Use of Subcontractors. If and to the extent any subcontractors, affiliates, or third parties are engaged by JDG in connection with performance hereunder, JDG shall ensure that such subcontractors, affiliates, or third parties perform hereunder as if they were a Party hereto, and JDG shall be liable for any breaches of this Agreement that would have occurred if such parties were made parties hereto.

13.3.        Solvency, Payment of Debts. Each Party represents and warrants to the other Party that it is able to pay its debts as they mature and otherwise become due, the fair saleable value of its assets exceeds the fair value of its liabilities, and such Party does not have an unreasonably small capital with which to transact its business.

13.4.        Cooperation Regarding SGR Reporting Obligations. As a retailer, wholesaler, and/or distributor located in California and the United States, SGR may be subject to various reporting, audit, and disclosure obligations, including but not limited to those required by the California Transparency in Supply Chain Act of 2010, the Food Safety Modernization Act, the Dodd-Frank Consumer Protection Act, and inquiries or audits by the United States Food and Drug Administration and similar state and local agencies (collectively, the “Reporting Obligations”). JDG shall use commercially reasonable efforts to support SGR’s efforts to satisfy the Reporting Obligations, as requested by SGR.

13.5.        Cooperation Regarding Customer Compliance Programs. From time to time, SGR may request JDG’s assistance with compliance programs or requirements set forth by SGR customers. JDG shall use commercially reasonable efforts to address and otherwise satisfy such requests, provided that the reasonable out-of-pocket costs and expenses associated with such efforts shall be reimbursed by SGR. Among other things, upon request by SGR, JDG shall execute or otherwise agree to agreements with customers or potential customers in connection with compliance, reporting, or auditing programs maintained by SGR’s customers. Such efforts include, but are not limited to, executing or otherwise agreeing to agreements with the customer(s) providing such customer(s) or their Representatives with access to the Facility and compliance with commercially reasonable audit, certification, and inspection requests or needs.

13.6.        OFAC; FCRA. Each Party represents, warrants, and covenants to the other Party that it is not and will not during the Term become a person or entity with whom United States entities are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the United States Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Persons List) or under statute, executive order or other governmental action. Each Party further represents, warrants, and covenants that it and, to the best of its knowledge, its shareholders, officers, directors, employees, agents and anyone acting on its behalf are and during the Term will be in compliance with all applicable anti-bribery and anti-corruption laws, including the United States Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. Each Party shall immediately notify the other Party if any of the representations and warranties contained in this subsection become materially false during the Term.

13.7.        Compliance with CSR Laws. JDG is in compliance with and for the Term and any Transition Period will be in compliance with, all applicable U.S., Mexican, and international Legal Requirements relating to ethical and responsible standards of behavior, including, without limitation, those dealing with human rights (including, without limitation, human trafficking and slavery) and environmental protection.

13.8.        Covenant Against Security Interests and Liens on SGR Property. JDG represents, warrants, and covenants that throughout the Term and for any Transition Period, none of the SGR Property shall be or become subject to any liens, claims, encumbrances or third-party claims, whether voluntary or involuntary, by operation of law or otherwise, and whether or not such liens, claims, encumbrances, or claims are held by third-parties (including in connection with the Lease or the Customs Facility (as defined in the Scope of Work)).

13.9.        Business Continuity and Recovery Contingency Plan. JDG shall have at the Effective Date and maintain throughout the Term and for any Transition Period a Business Continuity and Recovery Contingency Plan (a “BCRP”) that includes, among other things, procedures for disaster recovery and continuity of the Services in the event of a disaster and/or Force Majeure. JDG shall provide a copy of the BCRP to SGR upon request.

13.10.    Accuracy of Financial Information. JDG hereby represents and warrants to SGR that, as of the Effective Date, the financial statements, balance sheets, financial information, and other diligence provided to SGR in connection with the negotiation of this Agreement, are each accurate and complete in all material respects.

Section 14.            Confidentiality.

14.1.        Confidentiality. On the Effective Date, the Parties shall deliver executed copies of the Non-Disclosure Agreement attached hereto as Attachment 4 (the “NDA”). The terms of the NDA are incorporated herein by reference as if set forth below in their entirety.

14.2.        Publicity. Without SGR’s permission or except as required by applicable Legal Requirements, JDG may not disclose its relationship with SGR to third parties through affirmative statements, unless such third parties or party have agreed to confidentiality restrictions at least as stringent as those set forth herein. For the avoidance of doubt, however, this Section does not restrict JDG’s ability or right to provide tours of its Facility to third parties.

Section 15.            Indemnification. Each Party (“Indemnifying Party”) shall indemnify, defend, and hold harmless the other Party and each of its Representatives from and against any and all loss, liability, damage, fine, penalty, cost, demand, expense, action, claim, or cause of action (including costs of defense, settlement and reasonable attorneys’ fees) of whatever type or nature, including damage or destruction of property, or injury (including death) (collectively, “Losses”), in connection with a third-party claim or governmental investigation in any way arising out of, resulting from or relating to: (a) breach by the Indemnifying Party or any of its Representatives of any representation, warranty, obligation, or performance provided or contemplated in this Agreement or any Scope of Work; and (b) gross negligence, willful misconduct, or recklessness of the Indemnifying Party or any of its Representatives. In addition to the foregoing, JDG shall indemnify, defend, and hold harmless SGR and its Representatives from and against any Losses arising from or relating to: (i) the retention, employment, or use of employees, contractors, or other third parties in performing the Services, including without limitation Losses arising from or relating to the assertion, argument, determination, or judgment that SGR is an employer or is otherwise responsible for employment practices or employment-related payment or reporting obligations associated with such persons or contractors, (ii) recall, investigation, or reporting obligations arising from the Services relating to SGR Merchandise or SGR Product, (iii) JDG’s obligations under either of Section 3.6 or Section 13.6 of this Agreement, or (iv) the Lease.

Section 16.            Exclusivity. During the Term and for a period of twelve (12) months thereafter, JDG shall not perform or aid third parties in performing, any services for or in connection with the following competitors of SGR (which list may be amended from time to time by the Parties through mutual agreement):

Candylicious	Sugar Factory
Dylan’s Candy Bar	Sugar Sin
It’s Sugar	Squish
Happy Pill	Sweet Factory
Lolli & Pops	Sweet Pete’s
PappaBubble	The Bonbonist
Sweet World	Bears & Friends
Cubetas	Sweitzer Candy
Weeny Beeny	Project 7
Sugarwish	Chocomize
Yes Way Rose	Lismis
SweetyCube	Lady M

Section 17.            Intellectual Property. JDG acknowledges that SGR owns all intellectual property (whether in the nature of patent, trademark, copyright, trade dress, or trade secrets), exploitation, and use rights associated with the distribution, sale, marketing, and benefit from the SGR Merchandise and SGR Product (collectively, the “Intellectual Property”), including but not limited to the patents, copyrights, trademarks, and trade dress depicted, displayed, and otherwise referenced on the SGR Products or at www.sugarfina.com. SGR hereby grants to JDG a limited, non-exclusive, world-wide, non-transferable, royalty-free, terminable license to use the Intellectual Property solely in connection with performance of the Services for the Term and for any Transition Period. The foregoing license shall terminate immediately and without notice, upon expiration of the Term and/or Transition Period (as applicable).

Section 18.            JDG Employees and Contractors. SGR shall not be responsible for the hiring, discipline, discharge or payment of JDG’s agents, contractors, or employees. As between the Parties, JDG shall be solely and exclusively responsible for, and shall during the Term, provide for payment of all workers’ compensation, local, state and federal payroll and other taxes, and employee benefit contributions, including, but not limited to, taxes and contributions for unemployment insurance, social security and retirement benefits.

Section 19.            Limitation of Liability. Except with respect to (i) Section 15 (Indemnification), (ii) Section 3 (Term and Termination), (iii) Section 7 (SGR Property and Equipment), (iv) Section 9 (Quality Control, Licensing, Etc.), (v) Section 13 (Representations, Warranties and Covenants), and (vi) claims or amounts arising from a Party’s willful misconduct, reckless disregard, or gross negligence, in no event shall either Party be liable for either (y) claims, amounts, expenses, judgments, or rights to payment for more than the greater of (a) $1 million and (b) the total amount owed and/or paid to JDG under this Agreement during the preceding twelve (12) month period, or (z) consequential, special, or punitive damages.

Section 20.            Miscellaneous.

20.1.        Further Assurances. Each Party shall execute and deliver such agreements, documents, and recognitions as reasonably requested by the other Party which are consistent and otherwise in furtherance of the terms hereof. In particular, JDG shall execute and deliver to SGR such waivers, collateral access agreements, and subordinations as requested and in form and substance provided by SGR’s secured lenders (if any) sufficient to preserve and continue the lender’s or lenders’ rights in the SGR Property.

20.2.        Assignment. The Services are of a personal services nature. JDG may not and shall not assign, broker, or transfer, in whole or in part, any right, interest, duty, responsibility, agreement or obligation contained in this Agreement or any Scope of Work, including the right to receive payments, without the prior written consent of SGR. Any such attempted assignment or transfer shall be null and void. SGR may assign this Agreement to any entity controlled by, controlling, or under common control with SGR, or to any successor in interest, purchaser, or assignee in connection with a business merger or combination or any sale of substantially all assets. This Agreement shall inure to the benefit of, and be binding upon, the lawful or permitted, as applicable, successors and assigns of the Parties.

20.3.        Notices. Any notice contemplated by or required or permitted to be given under this Agreement shall be sufficient if in writing and if delivered personally, or sent by overnight courier, or sent by registered or certified mail, return receipt requested, to the addresses below:

If to SGR:

Sugarfina, Inc.
1700 East Walnut Avenue
El Segundo, California 90245
Attn:  Josh Resnick, Chief Executive Officer
          Ben Smith, Chief Operations Officer
          Lance Miller, General Counsel

If to JDG:

Loginam, LLC
1586 Lancaster Point Way
San Diego, California 92154
Attn:    Gustavo Venegas

With a copy to:

Total Logistics, S. de R.L. de C.V.
Chilpancingo 91-4
CD Industrial Otay
Tijuana, Baja California, Mexico CP 22444
Attn: Erika Rojas

20.4.        Governing Law. This Agreement shall be interpreted and construed in accordance with the laws of the State of California, excluding choice of law provisions, unless explicitly preempted by applicable federal laws and regulations.

20.5.        Integration; No Waiver. All exhibits or schedules attached hereto are hereby incorporated herein by this reference for all purposes. This Agreement, including exhibits and schedules, together with any related documents referred to herein constitutes the entire agreement between or among the Parties with respect to the subject matter hereof. This Agreement supersedes and replaces any and all prior agreements, proposed agreements, negotiations and communications, oral or written, and contains the entire agreement between the Parties as to the subject matter hereof and any and all prior agreements, understandings or representations are hereby terminated and canceled in their entirety. Each Party hereby acknowledges that no other Party, nor its agents or attorneys, have made any promises, representations or warranties whatsoever, expressed or implied, not contained herein, to induce such Party to execute this Agreement, and each Party acknowledges that it has not executed this Agreement in reliance on any such promise, representation or warranty not contained herein. The waiver by any Party to this Agreement of any breach or violation of any provision of this Agreement by the other Party shall not operate or be constructed to be a waiver of any subsequent breach or violation thereof.

20.6.        Authority. The person and party or parties signing below represents and warrants to the other Party that he, she, or it (as applicable), has the full right, power, and authority to enter into this Agreement and bind the applicable Party to the terms hereof.

20.7.         Construction. Each of the Parties acknowledges that they and their counsel have reviewed this Agreement and the Scope of Work and suggested changes to its language. Therefore, any rule of construction that any ambiguity shall be construed against the drafter of this Agreement shall not apply in interpreting the provisions of this Agreement. Should there be any conflict between the terms of this Agreement or any other document created by either Party relating to the business relationship, this Agreement shall control. SGR and JDG reject any term or condition of any invoice, shipping document, letter, e-mail or other document which conflicts with or adds to this Agreement or Scope of Work, unless signed by both Parties.

20.8.         Amendment. This Agreement may be modified only as stated in and by writing signed both Parties. This Agreement and all Scopes of Work, including the Attachments hereto, may not be changed or amended orally but only in writing signed by both Parties.

20.9.         Arbitration. Any controversy or claim arising out of or relating to this Agreement, or any breach thereof, shall be settled by arbitration seated in New York City, New York. The physical location of the arbitration hearings shall be held in Los Angeles, California, unless the Parties agree otherwise. All proceedings, filings, and statements made in such arbitration shall be confidential. The arbitration shall be administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules and, with respect to discovery and the taking of evidence, the International Bar Association’s Rules on the Taking of Evidence in International Arbitration (the “IBC Rules”). Notwithstanding the IBC Rules, however, the Parties shall be entitled to up to twenty-five (25) written requests for admission (“RFA’s”) and up to two (2) depositions, each without leave of the arbitral tribunal. The deponent’s attendance may be compelled by either request to the arbitral tribunal or order from a court of competent jurisdiction. Failure by either Party to respond to RFA’s shall be deemed an admission to such RFA’s. Failure by either Party to participate in the arbitration (including failure to attend a properly scheduled deposition) shall be deemed default and consent to the immediate entry by the arbitral tribunal of an award in favor of the other Party in an amount equal to the maximum damages reasonably requested by such Party (giving all possible deference to the Parties’ limited ability to prove damages in the absence of the other Party’s participation). Any award granted to a party pursuant to an arbitration in accordance with this Agreement shall be enforceable in foreign jurisdictions in the manner contemplated by the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”). Notwithstanding the foregoing, any Party may seek and obtain injunctive and other equitable relief from a court of competent jurisdiction to enforce the provisions of this Agreement without first seeking or obtaining any decision of the Arbitrator, with respect to the subject matter of this Agreement.

20.10.      Attorneys’ Fees. In the event of a dispute arising from or relating to the Parties’ relationship, the non-prevailing Party shall reimburse and pay, upon demand, all reasonable attorneys’ fees and costs incurred in connection with such dispute.

20.11.       Schedules and Exhibits. The schedules and exhibits which are annexed to this Agreement are hereby incorporated into and form part of this Agreement.

20.12.       Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one Agreement. The signature of any Party to any counterpart shall be deemed to be a signature to; any may be appended to, any other counterpart. Facsimile or PDF signatures shall be deemed as part of the original.

[Signatures on Next Page]

[Party Signature Page]

SUGARFINA, INC.	LOGINAM, LLC

Signature:	Signature:
Name:	Name:	Gustavo Venegas
Title:	Title:

TOTAL LOGISTICS S. DE R.L. C.V.

Signature:
	Name:	Gustavo Venegas
Title:

LOGISTICA INTEGRAL DE AMERICA, S. DE R.L. DE C.V.

Signature:
	Name:	Juan Manuel Hernandez
Title:

LOGINAM, S. DE R.L. DE C.V

Signature:
	Name:	Juan Manuel Hernandez
Title:

DIGIXCAN PAPERLESS SOLUTIONS, S. DE R.L. DE C.V.

Signature:
	Name:	Juan Manuel Hernandez
Title:

[Guarantor Signature Page]

JORGE DIAZ SR., an individual residing at 1710 Avenida del Mundo, #504, Coronado, CA 92118

Signature:

GUSTAVO VENEGAS, an individual residing at 2289 Hilton Head Road, Chula Vista, CA 91915

Signature:

JUAN MANUEL HERNANDEZ, an individual residing at 2882 Ranch Gate Road, Chula Vista, CA 91914

Signature:

AGENCIA ADUANAL JORGE DIAZ, S.C.

Signature:
Name:
Title:

BROKERAGE AND LOGISTICS SOLUTIONS INC.

Signature:
Name:
Title:

JD GROUP US CUSTOMS BROKER

Signature:
Name:
Title:

DEFINITIONS SCHEDULE

“ANSI Certification” means certification by an accredited certificate program with the American National Standards Institute that the Facility complies with the Food Safety Modernization Act (FSMA) and ASTM E2659.

“Authority” means any federal, state, or local governmental authority or regulatory body in the United States, or any quasi-governmental or private body asserting, exercising or empowered to assert or exercise any regulatory authority thereunder and any entity or organization directly or indirectly owned by and subject to the control of any of the foregoing.

“Build-Out” means a build-out and other improvements and changes to be made to the Facility to ensure (i) that the Facility complies with the requirements set forth in Section 9.2, and (ii) construction and completion, without reimbursement or contribution from SGR, of the Second Clean Room. The Build-Out will be completed upon satisfaction of all of the following conditions and written certification of such satisfaction by JDG:

1.	Receipt by SGR of written certification by JDG that the Second Clean Room is complete, in compliance with the plans, specifications, and Legal Requirements referenced herein.

2.	Receipt by SGR of certification by an accredited certificate program with the American National Standards Institute that the Facility complies with the Food Safety Modernization Act (FSMA) and ASTM E2659.

3.	Receipt by SGR of the Food Safety Certifications, as required in Section 9.2.3.

4.	Receipt by SGR of certification that the Facility is compliant with the requirements set forth in Section 9.2.2.

5.	Receipt by SGR of certification that the portion of the Facility to be used for the Services is temperature controlled and monitored for temperature and humidity, all according to standards prevailing in SGR’s industry.

“Carrier” has the meaning assigned to it in the Scope of Work.

“Clean Room” means a “clean room” to be used in connection with the Services and constructed according to instructions and specifications to be approved by SGR in advance and in compliance with U.S. Legal Requirements.

“Facility” means that certain land, building, and/or operation located at Chilpancingo 91-4, Ciudad Industrial, Tijuana, Baja California, CP 22440, Mexico, Sections “R”, and “A”, or such other Facility that is reasonably acceptable and approved in writing by SGR.

“First Clean Room” means a Clean Room to be used in connection with the Services during Phase 1, including, among other things, ventilation that complies with U.S. Legal Requirements.

“Food Safety Certifications” means, collectively, the SQF Certification and the ANSI Certification.

“Force Majeure” means an event beyond the reasonable control or influence of a Party or its Representatives that materially impacts or changes such Party’s ability to perform hereunder, including (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order or law; (e) actions, embargoes or blockades in effect on or after the date of this Agreement; (f) action by any governmental authority; (g) national or regional emergency; (h) strikes, labor stoppages or slowdowns or other industrial disturbances; and (i) shortage of adequate power.

“Guarantors” means, collectively, the individuals listed and executing this Agreement on the Guarantor Signature Page.

“Handbooks” means policies, procedures, and requirements that may be communicated in writing to JDG, from time to time, as updated.

“Lease” means that certain Lease Agreement between JDG and TL and IMMM, S.C. or any other real property lease affecting or relating to the Facility.

“Legal Requirements” means laws, statutes, regulations, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial, administrative, ministerial, governmental or regulatory judgments, orders, decisions, rulings or award and restraints, or any provisions of the same, including general principles of common and civil law and policies of any government, including without limitation those relevant to food safety.

“Mexico” means the United Mexican States.

“Replacement Value” means the fully landed cost of replacement, inclusive of purchase price, transportation, customs, duties, taxes, and other governmental or import-related fees and costs.

“Representatives” means a Party’s parents, subsidiaries, affiliates, and any of their or the Party’s respective officers, directors, employees, contractors, agents, representatives, or designees.

“Second Clean Room” means a Clean Room to be used in connection with the Services after the Phase 2 Commencement Date and for the remainder of the Term.

“Services” means all services, work, labor, performance, and obligations due under or otherwise to be completed under an Scope of Work.

“SGR Merchandise” means confections, candy, food items, containers, and ancillary products delivered to JDG or its Representatives for purposes of creating SGR Merchandise.

“SGR Products” means the final products created by JDG or its Representatives in connection with the Services.

“SGR Property” means any and all property, equipment, merchandise, inventory, or other items provided to or otherwise obtained by JDG or any of its Representatives in connection with this Agreement and/or the Services, including but not limited to the SGR Products, SGR Merchandise, and SGR Equipment.

“SQF Certification” means certification provided by an auditor from the SQF Institute that the Facility complies with the current and updated standards required under the SQF Code (currently Edition 8.0) for SQF Level 3.0.

“Status Loss Event” means either (i) loss or suspension of, or any other interference with, JDG’s status as an approved “maquiladora” by the government of Mexico, including the Mexican Ministry of Finance, or (ii) any circumstance, event, or change to existing Legal Requirements in Mexico or the United States (including notice by the United States of America delivered to Mexico of an election to withdraw or otherwise renegotiate the North American Free Trade Agreement (NAFTA)), that materially increases the delay and/or impacts the duties, customs, or other charges associated with the transport by either Party of SGR Property across the United States-Mexican border.

“United States” means the United States of America.

The following definitions shall be as defined in the following sections of this Services Agreement:

Definition	Cross-Reference
“Agreement”	Preamble
“Bankruptcy Proceeding”	§ 3.4.1
“BCRP”	§ 13.9
“Build-Out Schedule”	§ 2.2
“Collateral”	§ 8.4
“Effective Date”	Preamble
“IBC Rules”	§ 20.9
“Indemnifying Party”	§ Section 15
“Intellectual Property”	§ Section 15
“JDG”	Preamble
“Losses”	§ Section 15
“New York Convention”	§ 20.9
“NDA”	§ 14.1
“OFAC”	§ 13.6
“Parties”	Preamble
“Phase 1 Commencement Date”	§ 2.1
“Phase 2 Commencement Date”	§ 2.2
“Quality Standards”	§ 9.1
“Recall Event”	§ 10.4
“RFA’s”	§ 20.9
“Reporting Obligations”	§ 13.4
“Secured Agreement”	§ 8.4
“Secured Lender”	§ 8.4
“Security Interest”	§ 8.4
“SGR”	Preamble
“SGR Equipment”	§ 8.3
“Shortages”	§ 10.1
“Status Loss Amendment”	Section 7
“Status Loss Discussion Notice”	Section 7
“Status Loss Impact”	Section 7
“Term”	§ 3.1
“Transition Obligations”	§ 3.6
“Transition Period”	§ 3.7

Schedule of Exhibits

The following is the list of exhibits to this Services Agreement.

The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Exhibit A – [REDACTED]

Exhibit B – [REDACTED]

Exhibit C – [REDACTED]

Exhibit D – [REDACTED]

Exhibit E – [REDACTED]

Exhibit F – [REDACTED]

Attachment 1 – [REDACTED]

Attachment 2 – [REDACTED]

Attachment 3 – [REDACTED]

Attachment 4 – [REDACTED]